Exhibit 12.1

UNITED COMMUNITY BANKS, INC.
RATIO OF EARNINGS TO FIXED CHARGES (Regulation S-K 503 (d))

		12/31/11		12/31/10		12/31/09		12/31/08		12/31/07

EARNINGS
+	Pre-tax income from continuing operations	(230,729)		(432,292)		(319,499)		(101,811)		88,974
+	Fixed charges	84,636		116,686		176,574		230,528		277,614
+	Amortization of capitalized interest	-		-		-		-		-
-	Capitalized interest	-		-		-		-		-
-	Preferred Series A dividends (pre-tax equivalent)	(20)		(20)		(22)		(24)		(28)
-	Preferred Series B dividends (pre-tax equivalent)	(13,875)		(13,846)		(13,846)		(962)		-
+	Preferred Series B accretion (pre-tax equivalent)	(2,125)		(2,004)		(1,890)		(127)		-
-	Preferred Series D dividends (pre-tax equivalent)	(2,192)		-		-		-		-
	Total earnings	(164,305)		(331,476)		(158,683)		127,604		366,560
	Interest on deposits	48,839		81,732		141,377		198,301		229,591
	Total earnings exc. deposit int.	(213,144)		(413,208)		(300,060)		(70,697)		136,969

FIXED CHARGES
+	Interest expensed	65,675		100,071		159,734		228,265		276,434
+	Interest capitalized	-		-		-		-		-
+	Interest included in rental expense	749		745		1,082		1,150		1,152
+	Preferred Series A dividends (pre-tax equivalent)	20		20		22		24		28
+	Preferred Series B dividends (pre-tax equivalent)	13,875		13,846		13,846		962		-
+	Preferred Series B accretion (pre-tax equivalent)	2,125		2,004		1,890		127		-
+	Preferred Series D dividends (pre-tax equivalent)	2,192		-		-		-		-
	Total fixed charges	84,636		116,686		176,574		230,528		277,614
	Interest on deposits	48,839		81,732		141,377		198,301		229,591
-	Total fixed charges exc. deposit int.	35,797		34,954		35,197		32,227		48,023

RATIO OF EARNINGS TO FIXED CHARGES
	Including interest on deposits	(1.94	) x	(2.84	) x	(.90	) x	.55	x	1.32	x
	Excluding interest on deposits	(5.95	) x	(11.82	) x	(8.53	) x	(2.19	) x	2.85

	DEFICIENCY (503(d) 1(A)) with deposit int	248,941		448,162		335,257		102,924		-
	DEFICIENCY (503(d) 1(A)) without deposit int	248,941		448,162		335,257		102,924		-